JAMES M. CAIN
DIRECT LINE: 202.383.0180
Internet: james.cain@sablaw.com
January 19, 2006
Via Messenger and edgar submission
Ms. Karen J. Garnett
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	United States Oil Fund, LP Registration No. 333-124950
Dear Ms. Garnett:
     On behalf of United States Oil Fund, LP (the “Registrant”), attached is Pre-Effective Amendment No. 4 (the “Amendment”) to the above-captioned Registration Statement on Form S-1. The Amendment has been marked to show changes from Pre-Effective Amendment No. 3 to the above-captioned Registration Statement. In the Amendment, the Registrant has made changes in response to the Staff’s comments on Pre-Effective Amendment No. 3 provided to the Registrant by your letter dated December 20, 2005 and to the comments received from the National Futures Association staff by their letter of December 27, 2005, has updated certain information, and has made certain other stylistic and formatting changes. A copy of our response to the staff of the National Futures Association is also being provided for your information.
     We have provided below the Registrant’s responses to each of the Staff’s comments on Pre-Effective Amendment No. 3.
General
1.	We note that you changed your company name on September 30, 2005. Please make a corresponding change to your company information in the EDGAR system.

Response: On September 30, 2005, the Registrant changed its name in the EDGAR Company database.

Ms. Karen J. Garnett
January 19, 2006

2.	We have reviewed your revisions in response to comment 5, and we re-issue the comment. Please provide investors with a more meaningful description of the expected offering price of units by APs to their retail customers. We note, for example, that you state the price will vary depending upon, “among other factors,” the trading price and NAV. Please clarify what “other factors” will influence the offering price by the APs. If it is expected that the offering price will be between the market price and NAV, please state this.

Response: On page 2, the description of the expected offering price of units by Authorized Purchasers to their retail customers has been revised as follows: “It is expected that baskets will be created when there is sufficient demand for units that the market price per unit is at a premium to the net asset value per unit. Authorized Purchasers will then sell such units, which will be listed on the American Stock Exchange, to the public at prices that are expected to reflect, among other factors, the trading price of the units on the American Stock Exchange, the NAV of USOF at the time the Authorized Purchaser purchased the Creation Baskets and the NAV at the time of the offer of the units to the public, the supply of and demand for units at the time of sale, and the liquidity of the Oil Futures Contracts market and the market for Other Oil Interests, and are expected to fall between USOF’s NAV and the trading price of the units on the American Stock Exchange at the time of sale. Similarly, it is expected that baskets will be redeemed when the market price per unit is at a discount to the NAV per unit. Retail investors seeking to purchase or sell units on any day are expected to effect such transactions in the secondary market, on the American Stock Exchange, at the market price per unit, rather than in connection with the creation or redemption of baskets.”

Conforming changes have also been made to the prospectus cover page.

3.	We have reviewed your response to comments 2 and 8. Please revise the prospectus to clearly state that Authorized Purchasers will comply with the prospectus delivery requirements in connection with sales of units to its customers. We note your response where you state that you “anticipate” that APs will deliver preliminary or final prospectuses to their customers. It is not clear why delivery of a preliminary prospectus only would satisfy the prospectus delivery requirements. Please advise. In addition, since APs will only purchase securities after the registration statement is effective, please tell us how APs intend to use preliminary prospectuses in connection with offers and sales to their customers.

Response: On page 45, the Registrant revised the prospectus to clearly state that Authorized Purchasers will comply with the prospectus delivery requirements in connection with sales of units to its customers. In addition, it is anticipated that there will be marketing efforts with respect to the sale of the initial Creation Baskets of units.

Ms. Karen J. Garnett
January 19, 2006

The General Partner, the Marketing Agent and the initial Authorized Purchaser will deliver preliminary prospectuses in connection with any such marketing efforts. Other marketing materials, if any, will be filed with the Commission as required.
Cover Page
4.	To make your cover page more readable, please consider omitting the second paragraph of text. This information is not required by Item 501 and may be better suited for the prospectus summary.

Response: The Registrant has removed the second paragraph of the cover page.
Prospectus Summary
Overview of USOF, page 1
5.	Please explain why the timing of the purchase of the Benchmark Oil Futures Contract influences whether you purchase a near-month contract or a second to nearest out contract.

Response: On page 1, the Registrant revised the prospectus to explain that from its review of past market activity, the General Partner believes that as a general rule, most Oil Futures Contracts are closed out by parties to the contract before the contracts expire and that there is usually a lack of actual trading during the days prior to the expiration date of a particular contract. Since the lack of trading may cause the trading price of such contracts not to accurately reflect the market for the oil, the General Partner has made the determination to instead use the second to nearest out month contract during this two-week period.

6.	Please revise to explain what the “near-month futures contract” and “second to nearest out” futures contract represent. We note that “near month” is defined in the glossary, but we believe that additional disclosure in the summary would be helpful to investors.

Response: On page 1, the Registrant explained these terms and added the term “Second to nearest out month” in the Glossary. “Near Month” means the first month of those futures contracts listed by an exchange. It is usually the most actively traded contract, but activity will move from this to the second month contract as the near month nears expiration (e.g., typically after the middle of the month). “Second to nearest out month” simply means the month after the Near Month.

7.	We refer to your statement that “The performance of USOF’s investments in United States government obligations and cash and cash equivalents may not correlate with the

Ms. Karen J. Garnett
January 19, 2006

performance of WTI light, sweet crude oil.” Please revise to make clear that you do not expect any correlation between the interest income you receive and the price movement of the spot price of WTI light, sweet crude oil.

Response: On page 2, the Registrant revised the prospectus to clarify that the Registrant does not expect any meaningful correlation between the performance of the Registrant’s investments in United States government obligations/cash/cash equivalents and the changes in the price of WTI light, sweet crude oil. While the level of interest earned on these investments may in some respect correlate to changes in the price of oil, this correlation is not anticipated as part of the Registrant’s efforts to meet its objectives.
The Units, page 3
8.	We refer to the first sentence under this heading. Please make clear that the units are registered by this registration statement, not that they will be registered.

Response: On page 3, the Registrant revised the prospectus to clarify that the units are registered by the registration statement.
Risk Factors
9.	Please include a risk factor that addresses the fact that, with adequate notice, you may require a unitholder to withdraw from the partnership for any reason as discussed on page 36. As part of this risk factor, please emphasize that, upon notice, you may require withdrawal even in situations where the unitholder has complied completely with the provisions of the LP Agreement.

Response: On page18, the Registrant included a risk that addresses the fact that, with adequate notice, it may require a limited partner to withdraw from the partnership for any reason.

USOF’s NAV may not correlate with the price of the Benchmark Oil Futures, . . . page 10

10.	Please clarify why USOF “may not be able to buy/sell the exact number of Oil Futures Contracts and Other Oil Interests to have a perfect correlation with NAV” and why USOF may be unable to purchase these instruments at the market price.

Response: On page 13, the Registrant clarified that it may not be able to buy the exact number of Oil Futures Contracts and Other Oil Interests to have a perfect correlation with NAV if the purchase price of Oil Futures Contracts required to be fully invested in such contracts is higher than the proceeds received for the sale of a Creation Basket on the day

Ms. Karen J. Garnett
January 19, 2006

the basket was sold. In such case, the Registrant could not invest the entire proceeds from the purchase of the Creation Basket in such futures contracts (for example, assume the Registrant receives $6,679,000 for the sale of a Creation Basket and assume that the price of an Oil Futures Contract for WTI light, sweet crude oil is $66,800, then the Registrant could only invest in 99 Oil Futures Contracts with an aggregate value of $6,613,200). The Registrant would be required to invest a percentage of the proceeds in Treasuries to be deposited as margin with the futures commission merchant through which the contract was purchased. The remainder of the purchase price for the Creation Basket would remain invested in cash and Treasuries as determined by the General Partner from time to time based on factors such as potential calls for margin or anticipated redemptions. In addition, this disclosure has been revised to clarify that the Registrant may not be able to purchase these investments at the last reported price for such investments if the trading market for Oil Futures Contracts is suspended or closed.

11.	Please clarify why the short-term supply and demand for WTI light, sweet crude oil may cause the market price to vary from the NAV in light of the fact that you will be continually buying and selling futures contracts, whose prices are affected by short-term supply and demand.

Response: On page 12, the Registrant revised the prospectus to explain that the short-term supply and demand for WTI light, sweet crude oil may cause the market price of the Benchmark Oil Futures Contract to vary from the Registrant’s NAV if the Registrant has fully invested in Oil Futures Contracts that do not reflect such supply and demand and it is unable to replace such contracts with Oil Futures Contracts that do reflect such supply and demand. In addition, as noted, there are also technical differences between the two markets, e.g., one is a physical market while the other is a futures market traded on exchanges, that may cause a variations between the spot price of oil and the prices or related futures contracts.

12.	We refer to the final bullet point under this heading. Please clarify why the correlation between NAV and the spot price of WTI light, sweet crude oil may be less as the Registrant grows. The example you include appears to indicate that correlation is expected to increase as your assets grow.

Response: On page 13, the Registrant revised the prospectus to explain why at certain asset levels, the Registrant may be limited in its ability to purchase the Benchmark Oil Futures Contract or other Oil Futures Contracts due to speculative position limits imposed by the relevant exchanges.
There are position limits and the potential of tracking error, which could cause, . . page 14

Ms. Karen J. Garnett
January 19, 2006

13.	Please disclose, based on the most recent price of a WTI futures contract, at what point you would reach the speculative position limits imposed by NYMEX. Also, it appears that the contract price on September 29, 2005 should be $66,790, rather than $66.79, which appears to be the price per barrel. Please revise as appropriate.

Response: On page 16, the Registrant revised the prospectus to state that the contract price on September 29, 2005 was $66,790. At that price, assuming it was fully invested in those contracts, the Registrant would not be able to purchase additional contracts once its assets reached $1,335,800,000 ($66,790 x 20,000 contracts). We have included disclosure that reflects the impact of these limits.

14.	We have reviewed your response to comment 25, and we re-issue the comment. Please revise to explain the meaning of “tracking error” in the risk factor.

Response: On page 16, the Registrant revised the prospectus to explain the meaning of “tracking error” in the risk factor.

15.	We refer to the final sentence under this heading that states that, “trading on these other exchanges will not harm USOF’s ability to track the spot price of WTI light, sweet crude oil because it will engage in over-the-counter swaps to mitigate the differences.” Since you have not begun operations it does not appear that the company can definitively make such a statement. Please revise to remove it or advise us as to why you believe the statement is meaningful to investors.

Response: The Registrant has deleted this sentence since this is a risk factor.
USOF’s existing units are, and any units USOF issues in the future will be, . . . page 15
16.	Please describe this risk in more detail. In addition, please clarify whether transfer restrictions apply to investors who purchase your units from an Authorized Purchaser. Your disclosure on page 35 states that there are restrictions on transfer by investors who wish to become holders of record and receive cash distributions.

Response: On page 18, the Registrant revised the prospectus to describe this risk and the requirements and ramifications of becoming a limited partner of record in more detail.
There is a risk that USOF will not earn trading gains sufficient to compensate, . . . page 16
17.	We have reviewed your response to comment 28 and re-issue the comment. Please disclose the fees payable to ALPS and Brown Brothers Harriman under this heading.

Ms. Karen J. Garnett
January 19, 2006

Response: The Registrant thinks it would be misleading to include the fees payable to ALPS and Brown Brothers Harriman under this heading because the General Partner, not the Registrant, pays these fees. These fees are clearly disclosed under the heading “Fees and Compensation Arrangements with the General Partner and Non-Affiliated Service Providers.”
USOF may be subject to liquidity risk with respect to its over-the-counter, . . . page 20
18.	Please clarify what you mean by your statement that over-the-counter contracts are “less marketable,” and the risk investors face as a result of the value of such contracts diminishing as a result.

Response: On page 23, the Registrant revised the prospectus to additionally state that over-the-counter contracts are less marketable because they are not traded on an exchange, do not have uniform terms and conditions, and are entered into based upon the creditworthiness of the parties and the availability of credit support, such as collateral. These conditions diminish the ability to realize the full value of such contracts.
Prior Performance of the General Partner and Affiliates, page 25
19.	We note your response to comment 4 and the additional disclosure. Please tell us why you have not included prior performance information for the Ameristock Mutual Fund, in accordance with Item 8 of Guide 5. Please note that Item 8 refers to prior performance of programs sponsored by your general partner and affiliates of your general partner.

Response: The Registrant has not included prior performance information for the Ameristock Mutual Fund because it believes that including this information would not be meaningful, and in fact could be misleading, to investors. There is not expected to be any correlation between the performance of the Ameristock Mutual Fund, which is a large cap stock fund, and the performance of the Registrant, which tracks the price of light, sweet crude oil.
What are Oil Futures Contracts, page 30
20.	Please revise to clarify that oil futures contracts trade in units of 1,000 barrels. Also, please discuss how contracts are priced.

Response: On page 34, the Registrant revised the prospectus to clarify that oil futures contracts trade in units of 1,000 barrels. NYMEX futures contracts are priced by floor brokers and other exchange members through an “open outcry” of offers to purchase or sell the contracts. The ICE Futures is an electronic, screen based system that determines the price by matching electronically offers to purchase and sell.

Ms. Karen J. Garnett
January 19, 2006

21.	Please revise to disclose the actual position limits and price limits currently imposed by the NYMEX. Also, please clarify the meaning of “net” speculative position.

Response: On page 35, the Registrant disclosed that the net position is the difference between an individual or firm’s open long contracts and open short contracts in any one commodity. On page 36, the Registrant provided examples of the position and price limits imposed as follows:

Position Accountability
Futures Contract	Levels and Limits	Maximum Daily Price Fluctuation
NYMEX WTI Light, Sweet Crude Oil	Any one month/all months: 20,000 net futures, but not to exceed 2,000 contracts in the last three days of trading in the spot month.
$10.00 per barrel ($10,000 per contract) for all months. If any contract is traded, bid, or offered at the limit for five minutes, trading is halted for five minutes. When trading resumes, the limit is expanded by $10.00 per barrel in either direction. If another halt were triggered, the market would continue to be expanded by $10.00 per barrel in either direction after each successive five-minute trading halt. There will be no maximum price fluctuation limits during any one trading session.

NYMEX Natural Gas	Any one month/all months: 12,000 net futures, but not to exceed 1,000 in the last three days of trading in the spot month.
$3.00 per mmBtu ($30,000 per contract) for all months. If any contract is traded, bid, or offered at the limit for five minutes, trading is halted for five minutes. When trading resumes, the limit is expanded by $3.00 per mmBtu in either direction. If another halt were triggered, the market would continue to be expanded by $3.00 per mmBtu in either direction after each successive five-minute trading halt. There will be no maximum price fluctuation limits during any one trading session.

NYMEX Heating Oil	7,000 contracts for all months combined, but not to exceed 1,000 in the last three days of trading in the spot month.
$0.25 per gallon ($10,500 per contract) for all months. If any contract is traded, bid, or offered at the limit for five minutes, trading is halted for five minutes. When trading resumes, the limit is expanded by $0.25 per gallon in either direction. If another halt were triggered, the market would continue to be expanded by $0.25 per gallon in either direction after each successive five-minute trading halt. There will be no maximum price fluctuation limits during any one trading session.

NYMEX Gasoline	Any one month/all months: 7,000 net futures.
$0.25 per gallon ($10,500 per contract) for all months. If any contract is traded, bid, or offered at the limit for five minutes, trading is halted for five minutes. When trading resumes, the limit is expanded by $0.25 per gallon in either direction. If another halt were triggered, the market would continue to be expanded by $0.25 per gallon in either direction after each successive five-minute trading halt. There will be no

Ms. Karen J. Garnett
January 19, 2006

Position Accountability
Futures Contract	Levels and Limits	Maximum Daily Price Fluctuation
maximum price fluctuation limits during any one trading session.
IPE e-Brent Crude Futures Electronic	There are no position limits.	There is no maximum daily price fluctuation limit.

What are the trading policies of USOF? — page 33
22.	We have reviewed your response to comment 40, and we re-issue the comment. While we understand that futures contracts are not required to be cash-settled, we still do not understand under what circumstances United States Oil Fund would take physical delivery of the commodity and how physical delivery could cause the NAV to more closely track the spot price of WTI light, sweet crude oil. Similarly your description of when the fund may use a spread or straddle appears to merely repeat the definition of spreads and straddles. Please revise to include a description of the fund’s policies with respect to these matters.

Response: On page 39, the Registrant revised the disclosure to indicate that while the contracts can be physically settled, the Registrant does not intend to take or make physical delivery as permitted under the contracts. Beginning on page 40, the Registrant added disclosure on the Registrant’s potential use of spreads and straddles.
Transfer of Units, page 35
23.	We note your statement that if investors want to become holders of record and receive cash distributions, they must deliver an executed transfer application certifying that they are bound by, among other things, the LP Agreement. Elsewhere, you state that the fund does not anticipate making cash distributions, and it is not clear how making cash distributions would allow the fund to track the spot price of WTO light, sweet crude oil. Please revise to clarify under what circumstances the find may make cash distributions to unit holders.

Response: On page 19, the Registrant explained that it does not intend to make cash distributions. However, the income earned from its investments held directly or posted as margin may reach levels that merit distribution, e.g., at levels where such income is not necessary to support its underlying investments in Oil Interests and investors adversely react to being taxed on such income without receiving distributions that could be used to pay such tax. We do not necessarily agree that cash distributions are inherently inconsistent with a goal of tracking crude oil prices. For example, an investor in an index stock fund may or may not reinvest dividend or capital gains distributions, or the index

Ms. Karen J. Garnett
January 19, 2006

may or may not track dividends as well as price changes; still, the fund is considered as tracking the index.
What is the Plan of Distribution?, page 36
24.	Refer to the next-to-last full paragraph on page 37. Please revise to state that dealers who are neither APs nor underwriters, but are nonetheless participating in a distribution, would be unable to take advantage of the prospectus delivery exemption provided by Section 4(3).

Response: On page 45, the Registrant revised the prospectus to state that dealers who are neither Authorized Purchasers nor underwriters, but are nonetheless participating in a distribution, would be unable to take advantage of the prospectus delivery exemption provided by Section 4(3).
Redemption Procedures, page 41
25.	We refer to your response to comment 47 in which you state that APs may not withdraw a redemption request. We are unable to locate this disclosure under this heading. Please revise to include it or advise us as to where this disclosure can be found.

Response: On page 49, the Registrant included this disclosure under the heading “Redemption Procedures.”
No resolution of conflicts procedure, page 57
26.	We have reviewed your response to comment 50. Your revisions reflecting the fact that any disputes will be resolved through negotiations with the GP or through Delaware Courts does not address who is tasked with determining fairness to unitholders as required by the bullet points on page 58. Please revise to state, consistent with your response, that the general partner will make the fairness determinations described at the top of page 58.

Response: The General Partner will make the initial fairness determination as currently disclosed but will not be required to the fairness determinations described on page 65. As set forth in the paragraph before the circumstances set forth in the Limited Partnership Agreement under which an action will be deemed fair, it is possible for an activity to be fair under other circumstances, e.g., if so determined by a court. (The relevant language reads “...if the relevant course of action is, or by operation of the LP Agreement is deemed to be, fair...”[emphasis added]) The circumstances listed in the LP Agreement are akin to the statutory safe harbor provided under some state’s corporate laws for a presumption or finding of fairness in the presence of a conflict of interest of directors and

Ms. Karen J. Garnett
January 19, 2006

officers of corporations. For example, Section 144 of Delaware’s General Corporate Law provides such a statutory safe harbor; however, courts have not been prevented from finding fairness under other circumstances. See, e.g., Robert A. Wachsler, Inc. v. Florafax Int’l, Inc., (10th Cir. 1985). There is no similar statutory safe harbor for General Partners under Delaware law. Delaware law standards for reviewing the conduct of General Partners is less specific and, while it indicates the General Partner should refrain from certain conduct, it also provides that a General Partner does not violate a duty or obligation solely because its conduct furthers the General Partner’s own interest. In the absence of a statutory safe harbor, the LP Agreement provides certain non-exclusive but generally recognized alternatives for a finding of fairness.
Tax Status of USOF, page 63
27.	We note that counsel’s opinion is based on the representations of USOF and the general partner. The representation regarding “qualifying income” appears to be a legal conclusion that is critical to the opinion and therefore is not appropriate. Please revise the disclosure to remove or revise the reference to this representation.

Response: The representation that at least the stated percentage of the Registrant’s income will come within the statutory definition of “qualifying income” in Code section 7704 is a factual representation by USOF management regarding the type of income they expect to realize. “Qualifying income” is defined in section 7704 (d) of the Code, and the relevant portions of the definition are summarized in the prospectus. For clarification, the Registrant proposes to modify the cited paragraph to read as follows:

Tax Status of USOF

USOF is organized and will be operated as a limited partnership in accordance with the provisions of the LP Agreement and applicable state law. Under the Code, an entity classified as a partnership that is deemed to be a “publicly traded partnership” is generally taxable as a corporation for federal income tax purposes. The Code provides an exception to this general rule for a publicly traded partnership whose gross income for each taxable year of its existence consists of at least 90% “qualifying income” (“qualifying income exception”). For this purpose, section 7704 defines “qualifying income” as including, in pertinent part, interest, dividends and gains from the sale or disposition of capital assets held for the production of interest or dividends. In addition, in the case of a partnership a principal activity of which is the buying and selling of commodities (other than as inventory) or of futures, forwards and options with respect to commodities, “qualifying income” includes income and gains from such commodities and futures, forwards and options with respect to commodities. USOF and the General Partner have represented the following to Sutherland Asbill & Brennan LLP:

Ms. Karen J. Garnett
January 19, 2006

•	At least 90% of USOF’s gross income for each taxable year will constitute “qualifying income” within the meaning of Code section 7704 (as described above);

•	USOF will be organized and operated in accordance with its governing agreements and applicable law;

•	USOF has not elected, and will not elect, to be classified as a corporation for U.S. federal income tax purposes.
Based in part on these representations, Sutherland Asbill & Brennan LLP is of the opinion that USOF will be classified as a partnership for federal income tax purposes and that it will not be taxable as a corporation for such purposes.
Information You Should Know, page 75
28.	Please tell us the basis for your statement that the prospectus incorporates by reference important business and financial information. Alternatively, please omit the references to incorporation by reference.

Response: The Registrant removed the statement that the prospectus incorporates by reference important business and financial information
Glossary of Defined Terms — Appendix A
29.	Since you use the defined term “Benchmark Oil Futures Contract” throughout the prospectus, please include a definition of that term in the glossary.

Response: The Registrant included a definition of “Benchmark Oil Futures Contract” in the glossary.
*     *     *
     We hope that you will find these responses satisfactory. If you have questions or further comments regarding this Amendment, please call the undersigned at 202.383.0180.

Ms. Karen J. Garnett
January 19, 2006

Sincerely,
/s/ James M. Cain
James M. Cain

Enclosure

cc:	Owen Pinkerton, Attorney Advisor Nicholas D. Gerber W. Thomas Conner